EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

June 13, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on June 13, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, June 13, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has received a notification from the U.S. Food and Drug Administration (FDA) that its NTproBNP Assay did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Receives Decision Regarding CLIA Waiver for RAMP® NT-proBNP Assay for Diagnosis of Heart Failure (HF)

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, June 13, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has received a notification from the U.S. Food and Drug Administration (FDA) that its NTproBNP Assay did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).

“We are obviously disappointed in the position of the US FDA in this matter, and would emphasise that this decision in no way diminishes the current perception of this product in the marketplace.” said S. Wayne Kay, Chief Executive Officer. “The performance of our RAMP® NT-proBNP Assay has consistently been shown to be clinically concordant with that of the Roche Elecsys proBNP Test. The regulatory criteria for CLIA waiver have become significantly more stringent over the past few years, raising the bar to a level that few quantitative tests for clinically critical analytes may be able to achieve going forward.”

About HF

HF impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. HF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of HF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the Canadian Heart and Stroke Foundation, doctors estimate that there are 200,000 - 300,000 Canadians with heart failure. Since 1970, the number of Canadians dying from congestive heart failure has increased sixty per cent. According to the American Heart Association, -more approximately five million Americans are currently afflicted with HF and 550,000 new cases are diagnosed each year. The prevalence of HF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP

NT-proBNP is widely recognized as a definitive marker for the diagnosis of HF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of HF. Independent published studies show that NT-proBNP is also valuable for: risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of HF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with HF and for patients who have previously had a myocardial infarction.

About CLIA

In the US, the FDA has the authority to determine whether particular tests are "simple" and have "an insignificant risk of an erroneous result" under CLIA and thus eligible for waiver categorization. The Centers for Medicare & and Medicaid Services (CMS) is responsible for oversight of clinical laboratories, which includes issuing waiver certificates. CLIA requires that US clinical laboratories obtain a certificate before accepting materials derived from the human body for laboratory tests, and laboratories that perform only tests that are "simple" and that have an "insignificant risk of an erroneous result" may obtain a certificate of waiver.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Patricia Massitti
Sr. Director, Administration and Corporate Communications,
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 13th day of June 2011.